

August 23, 2010

By U.S. Mail and facsimile to (804) 967-2978

Keith D. Browning
Executive Vice President and Chief Financial Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

      Re: **CarMax, Inc.**
                Form 10-K for Fiscal Year Ended February 28, 2010
                Filed April 27, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed May 3, 2010
                File No. 001-31420

Dear Mr. Browning:

We have reviewed your response dated August 13, 2010 to our comment letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

Definitive Proxy Statement on Schedule 14A

Risk and Compensation Policies and Practices, page 14

1. We note your response to comment 3 in our letter dated July 27, 2010. Please briefly describe to us the summary and the risk mitigation tools employed by the Company that management and the Compensation and Personnel Committee considered in concluding that none of CarMax's compensation policies and practices creates risks that are reasonably likely to have a material adverse effect on the Company.

    Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

                                          Sincerely,

                                          H. Christopher Owings
                                          Assistant Director